FORM 51-102F3
MATERIAL CHANGE REPORT

Item 1 Name and Address of Company

Gammon Lake Resources Inc.
1601 Lower Water Street, Summit Place
Suite 402
Halifax, Nova Scotia, B3J 3P6

Item 2 Date of Material Change

January 22, 2007

Item 3 News Release

The press release attached as Schedule A was released over Canada NewsWire on January 22, 2007.

Item 4 Summary of Material Change

The material change is described in the press release attached as Schedule "A".

Item 5 Full Description of Material Change

The material change is described in the press release attached as Schedule "A".

Item 6 Reliance of subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

Item 7 Omitted Information

Not applicable.

Item 8 Executive Officer

Bradley H. Langille
Chief Executive Officer
Gammon Lake Resources Inc.
Tel: 902-468-0614

Item 9 Date of Report

January 22, 2007

Gammon Lake Resources Inc.
1601 Lower Water Street, Suite 402, Summit Place, PO Box 2067, Halifax, NS B3J 2Z1
Tel: 902-468-0614, Fax: 902-468-0631, Website: www.gammonlake.com
TSX: GAM / AMEX: GRS / BSX: GL7

PRESS RELEASE

Halifax, January 22, 2007

Gammon Lake Announces Results of Yearly Exploration Drilling at the Ocampo Gold-Silver Mine

Results of 124 New Drill Holes, Producing 200 Intervals Above Cut Off Grades, to be Compiled to Significantly Expand Resources and Reserves at Ocampo

Underground Holes OU-307 Intersects 5.0-Metres Averaging 29.7 Grams per Tonne Gold Equivalent, OU-294 Intersects 5.0-Metres Averaging 33.1 Grams per Tonne Gold Equivalent, and OU-291 Intersects 5.1-Metres Averaging 22.3 Grams per Tonne Gold Equivalent

Open Pit Holes OG-323 Intersects 36.0-Metres Averaging 7.2 Grams per Tonne Gold Equivalent, Including 2.0-Metres Averaging 81.1 Grams per Tonne Gold Equivalent, and OG-330 Intersects 14.9-Metres Averaging 17.0 Grams per Tonne Gold Equivalent, Including 2.5-Metres Averaging 97.3 Grams per Tonne Gold Equivalent

Gammon Lake Resources Inc. ("Gammon Lake") (TSX:GAM and AMEX:GRS) is pleased to announce the results of new exploration drilling completed at the Company's Ocampo Gold-Silver Project in Chihuahua, Mexico. Exploration drilling at Ocampo continues to intersect high grade ore shoots and continues to enlarge Ocampo gold-silver deposits. The 124 new drill holes completed at Ocampo produced 200 intervals above cut off grades, representing a 74% success rate for the 2006 drilling campaign. This success rate is in line with the average 75% success rate that Ocampo has realized over the past 8 years, and further demonstrates the exceptional exploration potential of the Ocampo deposits. The data collected from this exploration work will be compiled to further expand the current resources and reserves at Ocampo.

Ocampo Underground Veins Average 8.2 Grams per Tonne, Over Average Widths of 2.9-Metres, Confirming Continuity of These High Grade Structures

A total of 109 drill holes were completed in the Northeast Underground project area at Ocampo during 2006, averaging 8.2 grams per tonne gold equivalent, over average widths of 2.9-metres. These 109 drill holes contained 129 mill mining grade intervals above the 3.0 gram per tonne gold equivalent cut-off. Eight specific veins were targeted. The following table summarizes the successful intercepts within each vein:

Table 1: Summary of Exploration Results by Structure
					Average
		Average	Average	Average	Gold
	Number		Gold	Silver
Structure	of	Interval Width	Grade	Grade	Equivalent
Name	Intervals	(m)	(g/t)	(g/t)	Grade (g/t)
Las Animas	35	3.7	5.42	266	10.74
Aventurero	28	2.1	4.56	121	6.98
Balvanera	25	1.6	4.23	140	7.04
La Esperanza	2	1.0	1.85	153	4.90
San Juan	20	3.7	3.10	192	6.98
Los Muertos	3	0.9	2.10	93	3.93
Maria	13	4.8	2.83	353	9.90
San Jose	3	1.5	2.74	202	6.78
Weighted Average		2.9	3.60	228	8.17

Gold equivalent values are calculated based on 50 grams of silver = 1 gram of gold using a gold price of US $600/oz and a silver price of US $12.00/oz.

These drill results, combined with the 767-metres of exploration drifting completed on Ocampo underground veins, averaging 11.55 grams per tonne gold equivalent, over widths of 2.33-metres (see press release dated 01/16/2007) are currently being complied to further increase the resources and reserves contained within the Ocampo Northeast project area. Table 2 summarizes the drilling results from exploration completed in the Northeast Underground project area in 2006.

Table 2: Newly Reported Drill Results from the Ocampo Northeast Underground Project Area
							Gold
Target	Hole	From	To	Interval	Gold	Silver	Equivalent
		(m)	(m)	(m)	(g/t)	(g/t)	(g/t)
Las Animas	OU-286	213.1	214.6	1.5	4.86	7	5.0
Las Animas	OU-291	172.0	177.1	5.1	7.39	748	22.3
Las Animas	OU-294	190.0	195.0	5.0	19.31	689	33.1
Las Animas	OU-295	154.5	156.0	1.5	4.36	23	4.8
	and	166.0	169.0	3.0	3.80	138	6.6
	OU-297	108.0	109.0	1.0	1.41	139	4.2
Las Animas	and	149.0	154.5	5.5	4.42	267	9.8
	including	151.0	153.0	2.0	10.74	659	23.9
Las Animas	OU-298	151.5	161.0	9.5	3.28	49	4.3
	including	153.0	156.0	3.0	6.14	104	8.2
	including	157.0	158.0	1.0	2.93	28	3.5
	including	160.0	161.0	1.0	2.52	37	3.3
	OU-300	154.8	161.0	6.2	2.04	92	3.9
Las Animas	including	154.8	157.9	3.1	3.24	103	5.3
	and	171.0	172.5	1.5	3.83	26	4.4
Las Animas	OU-302	144.0	150.6	6.6	5.10	212	9.3
Las Animas	OU-306	81.0	94.5	13.5	6.64	231	11.3
Las Animas	OU-307	156.0	161.0	5.0	6.49	1159	29.7
Las Animas	OU-310	155.4	157.4	2.0	2.37	85	4.1
Las Animas	OU-313	145.1	158.0	12.9	4.92	184	8.6
	including	145.1	146.1	1.0	27.50	946	46.4
Las Animas	OU-316	97.5	100.5	3.0	4.37	24	4.8
	including	97.5	99.0	1.5	7.32	30	7.9

Table 2: Newly Reported Drill Results from the Ocampo Northeast Underground Project Area continued...

Target							Gold
	Hole	From	To	Interval	Gold	Silver	Equivalent
		(m)	(m)	(m)	(g\/t)	(g/t)	(g/t)
Las Animas	OU-319	17.0	20.0	3.00	0.47	298	6.4
Las Animas	OU-321	207.0	221.0	14.0	7.97	398	15.9
	including	210.2	217.8	7.6	13.05	671	26.5
	OU-322	167.1	174.0	6.9	2.31	41	3.1
Las Animas	including	168.0	169.0	1.0	3.02	61	4.2
	including	172.0	173.0	1.0	4.60	37	5.3
Las Animas	OU-371	167.0	168.0	1.0	2.7	27	3.2
	OU-376	163.0	164.0	1.0	8.68	1535	39.4
Las Animas	and	173.0	174.0	1.0	1.00	165	4.3
	and	176.0	177.0	1.0	1.46	131	4.1
Las Animas	OU-377	164.0	171.0	7.0	2.13	84	3.8
	including	169.0	170.0	1.0	5.08	129	7.7
Las Animas	OU-382	58.0	60.0	2.0	21.56	386	29.3
	including	58.0	59.0	1.0	38.90	464	48.2
Las Animas	OU-300	117.0	118.0	1.0	2.87	192	6.7
Las Animas	OU-302	118.0	119.0	1.0	3.95	122	6.4
Las Animas	OU-306	106.5	108.0	1.5	0.16	289	5.9
	OU-310	83.5	84.5	1.0	4.88	232	9.5
	and	87.5	88.5	1.0	2.94	149	5.9
Las Animas	and	95.5	96.5	1.0	2.87	42	3.7
	and	126.3	127.3	1.0	3.79	12	4.0
	and	129.3	130.3	1.0	2.97	42	3.8
Las Animas	OU-322	129.0	130.5	1.5	3.04	40	3.8
	and	147.0	148.0	1.0	7.13	141	10.0
Aventurero	OU-324	163.0	164.0	1.0	1.46	157	4.6
Aventurero	OU-323	171.8	175.0	3.2	4.28	26	4.8
Aventurero	OU-300	126.7	127.6	0.9	5.09	188	8.9
Aventurero	OU-312	126.4	127.3	0.9	6.78	66	8.1
Aventurero	OU-315	136.0	139.0	3.0	5.31	42	6.2
Aventurero	OU-316	162.0	166.0	4.0	2.37	54	3.4
	including	165.0	166.0	1.0	6.81	146	9.7
Aventurero	OU-305	81.0	82.0	1.0	2.65	32	3.3
Aventurero	OU-308	123.5	124.5	1.0	3.51	5	3.6
Aventurero	OU-325	124.0	129.0	5.0	6.35	97	8.3
Aventurero	OU-326	0.0	1.5	1.5	7.30	818	23.7
	and	120.0	121.0	1.0	2.77	38	3.5
	OU-327	98.0	99.0	1.0	2.90	79	4.5
Aventurero	and	107.0	108.0	1.0	2.62	393	10.5
	and	142.0	143.0	1.0	5.99	33	6.7
Aventurero	OU-328	133.0	134.0	1.0	6.79	86	8.5
Aventurero	OU-329	137.0	147.0	10.0	2.75	44	3.6
	including	139.5	141.0	1.5	4.85	23	5.3
	including	144.0	145.0	1.0	4.29	196	8.2
	including	146.0	147.0	1.0	3.34	96	5.3
Aventurero	OU-330	138.0	142.0	4.0	3.50	48	4.5
	including	140.0	141.0	1.0	10.15	56	11.3

Table 2: Newly Reported Drill Results from the Ocampo Northeast Underground Project Area continued...

Target							Gold
	Hole	From	To	Interval	Gold	Silver	Equivalent
		(m)	(m)	(m)	(g/t)	(g/t)	(g/t)
Aventurero	OU-331	63.0	64.0	1.0	1.56	95	3.5
Aventurero	OU-332	80.6	82.0	1.4	13.48	547	24.4
Aventurero	OU-336	83.0	84.0	1.0	3.70	27	4.2
Aventurero	OU-338	93.0	94.3	1.3	2.88	25	3.4
Aventurero	OU-347	57.0	62.4	5.4	7.71	270	13.1
	including	58.4	61.8	3.4	11.81	385	19.5
Aventurero	OU-353	69.0	70.5	1.5	2.66	44	3.5
Aventurero	OU-353	99.0	100.0	1.0	1.66	213	5.9
Aventurero	OU-357	81.0	82.0	1.0	1.52	141	4.3
Aventurero	OU-358	105.4	106.5	1.1	13.75	264	19.0
Aventurero	OU-324	99.0	100.5	1.5	4.11	12	4.4
	and	109.0	110.0	1.0	2.53	55	3.6
Balvanera	OU-290	101.1	102.0	0.9	4.37	271	9.8
Balvanera	OU-291	68.5	69.3	0.8	2.84	26	3.4
Balvanera	OU-294	113.0	114.5	1.5	4.30	40	5.1
Balvanera	OU-295	43.3	45.0	1.7	3.87	106	6.0
	and	64.0	65.0	1.0	2.05	172	5.5
Balvanera	OU-297	64.5	66.0	1.5	2.10	345	9.0
Balvanera	OU-298	39.0	39.7	0.7	3.65	86	5.4
Balvanera	OU-300	34.0	36.7	2.7	4.82	146	7.8
	including	34.9	36.7	1.8	6.70	206	10.8
	and	52.5	57.0	4.5	0.88	135	3.6
	including	55.5	57.0	1.5	1.35	339	8.1
Balvanera	OU-305	28.8	30.0	1.2	2.16	100	4.2
Balvanera	OU-307	54.6	56.4	1.8	13.30	171	16.7
Balvanera	OU-310	28.0	29.0	1.0	4.96	20	5.4
	and	33.7	34.7	1.0	2.30	86	4.0
	OU-313	42.1	43.1	1.0	2.90	64	4.2
Balvanera	and	58.9	60.0	1.1	6.56	322	13.0
	and	67.0	68.0	1.0	4.86	240	9.7
Balvanera	OU-320	30.0	35.2	5.2	2.74	109	4.9
Balvanera	OU-322	41.0	42.0	1.0	2.86	128	5.4
Balvanera	OU-324	133.5	135.0	1.5	2.98	89	4.8
	OU-371	48.7	51.0	2.3	14.46	43	15.3
Balvanera	including	48.7	49.6	0.9	32.40	639	45.2
	including	50.2	51.0	0.8	3.79	37	4.5
Balvanera	OU-372	49.0	51.0	2.0	4.23	149	7.2
Balvanera	OU-383	55.0	57.0	2.0	3.11	201	7.1
	including	55.0	56.0	1.0	5.03	314	11.3
Balvanera	OU-374	158.0	159.0	1.0	1.50	229	6.1
Balvanera	OU-377	149.0	150.0	1.0	1.84	134	4.5
	and	154.0	155.0	1.0	5.50	231	10.1
La Esperanza	OU-320	294.0	295.0	1.0	2.20	204	6.3
La Esperanza	OU-339	85.8	86.8	1.0	1.49	101	3.5
	OG-315	0.0	13.0	13.0	0.38	7	0.5
San Juan	and	29.0	34.0	5.0	0.46	2	0.5
	and	96.0	97.5	1.5	1.00	2	1.0

Table 2: Newly Reported Drill Results from the Ocampo Northeast Underground Project Area continued...

Target							Gold
	Hole	From	To	Interval	Gold	Silver	Equivalent
		(m)	(m)	(m)	(g\/t)	(g/t)	(g/t)
	OG-315	114.5	115.4	0.9	2.96	63	4.2
San Juan	and	118.2	119.3	1.1	0.42	21	0.8
	and	127.5	129.0	1.5	0.42	10	0.6
San Juan	OG-318	129.5	131.0	1.5	0.19	9	0.4
	and	133.5	135.0	1.5	0.22	7	0.4
San Juan	OU-324	183.0	193.5	10.5	6.55	441	15.4
	including	184.0	189.0	5.0	11.73	914	30.0
San Juan	OU-329	162.0	178.0	16.0	2.80	83	4.5
	including	168.0	173.0	5.0	5.28	208	9.4
	OU-358	117.0	118.4	1.4	2.78	211	7.0
San Juan	including	117.0	117.5	0.5	5.78	564	17.1
	and	126.0	127.5	1.5	7.04	18	7.4
San Juan	OU-360	105.0	108.0	3.0	2.63	366	9.9
San Juan	OU-361	125.7	126.7	1.0	1.74	141	4.6
San Juan	OU-363	141.8	142.8	1.0	1.75	208	5.9
San Juan	OU-364	113.8	116.0	2.2	3.31	390	11.1
	including	113.8	114.4	0.6	9.82	1305	35.9
	OU-366	159.6	163.6	4.0	8.65	749	23.6
San Juan	including	159.6	160.6	1.0	32.10	2810	88.3
	including	162.6	163.6	1.0	1.53	132	4.2
	OU-367	91.5	95.3	3.8	4.04	355	11.1
San Juan	including	91.5	92.0	0.5	4.89	426	13.4
	including	93.6	94.6	1.0	11.65	1010	31.9
San Juan	OU-369	91.0	92.7	1.7	7.99	299	14.0
San Juan	OU-370	103.5	105.0	1.5	4.83	344	11.7
	including	103.5	104.5	1.0	6.3	490	16.1
Los Muertos	OU-325	146.6	147.8	1.2	1.60	140	4.4
Los Muertos	OU-365	49.5	50.0	0.5	1.58	106	3.7
Los Muertos	OU-368	169.8	170.8	1.0	2.91	29	3.5
Maria	OU-292	91.0	92.0	1.0	2.68	78	4.2
Maria	OU-342	50.4	52.5	2.1	3.21	835	19.9
Maria	OU-343	24.0	25.1	1.1	1.35	137	4.1
Maria	OU-344	19.5	21.0	1.5	0.96	145	3.9
Maria	OU-345	29.3	34.0	4.7	9.93	1199	33.9
Maria	OU-346	54.0	55.0	1.0	0.37	210	4.6
Maria	OU-348	52.0	53.0	1.0	6.26	399	14.2
Maria	OU-350	48.0	51.0	3.0	3.02	211	7.2
	including	48.0	49.5	1.5	4.38	373	11.8
	and	141.5	142.0	0.5	5.98	438	14.7
	and	153.9	154.5	0.6	2.79	109	5.0
Maria	OU-351	53.0	86.0	33.0	2.17	272	7.6
	including	55.0	64.0	9.0	4.84	443	13.7
	including	61.0	64.0	3.0	4.90	446	13.8
	including	66.0	72.0	6.0	3.47	580	15.1

Table 2: Newly Reported Drill Results from the Ocampo Northeast Underground Project Area continued...

Target							Gold
	Hole	From	To	Interval	Gold	Silver	Equivalent
		(m)	(m)	(m)	(g\/t)	(g/t)	(g/t)
	OU-352	52.5	63.0	10.5	1.89	297	7.8
Maria	and	84.0	86.0	2.0	2.42	220	6.8
	including	84.0	85.0	1.0	3.61	334	10.3
San Jose	OG-325	191.0	192.0	1.0	5.09	388	12.9
San Jose	OG-327	236.0	238.0	2.0	2.01	145	4.9
	and	240.0	241.5	1.5	2.16	154	5.2

Gold equivalent values are calculated based on 50 grams of silver = 1 gram of gold using a gold price of US $600/oz and a silver price of US $12.00/oz. Holes 283-285,287-289,293,296,299,301,303-304,309,311,314,317-318,326,328-329,333-335,337-338, 340-341,346,349,354-356,359,362,373,375,378-381 & 384-386 encountered low grades.

Exploration Drilling in the Open Pit Area to Significantly Increase Project Resources and Reserves

The San Ramon and Picacho structures have delivered some of the highest grade intercepts in the Open Pit project area in the past, and this trend continued throughout the 2006 exploration drilling campaign. Of particular significance are holes OG-317, OG-321, OG-323 and OG-330. These four holes encountered intervals of very high grade material that will be directed to the Ocampo Mill for processing where recovery rates are 96% for gold and 93% for silver (versus 87% for gold and 72% for silver for high grade material stacked on the Ocampo heap leach).

A total of 15 drill holes were completed in the Open Pit project area, and the high grade San Ramon ore body continues to provide the best intercepts to date. In particular, hole OG-317 contained 21-metres grading 3.2 grams per tonne gold equivalent (1.42 grams per tonne gold and 89 grams per tonne silver). This includes 4.1-meters of mill grade material grading 13.6 grams per tonne gold equivalent (6.05 grams per tonne gold and 376 grams per tonne silver).

Hole OG-323 contained 23-metres grading 1.3 grams per tonne gold equivalent (0.68 grams per tonne gold and 32 grams per tonne silver) and 36-metres grading 7.2 grams per tonne gold equivalent (2.99 grams per tonne gold and 211 grams per tonne silver). This intercept suggests a substantial thickness in San Ramon of mill feed grade. Within the 36-metre interval is a suggested ore shoot of very high grade of 2-metres grading 81.1 grams per tonne gold equivalent (32.33 grams per tonne gold and 2,438 grams per tonne silver). Further down the hole OG-323, a 22.5-metre interval was encountered grading 2.1 grams per tonne gold equivalent (1.28 grams per tonne gold and 43 grams per tonne silver). A total of 86-metres of well mineralized material intersected in this drill hole continues to confirm the extraordinary thickness of the San Ramon ore body.

Also significant within San Ramon is OG-330 containing 14.9-metres of mill feed grade material grading 17.0 grams per tonne gold equivaelent (5.74 grams per tonne gold and 566 grams per tonne silver) and a further 55-metres averaging 0.94 grams per tonne gold equivalent (0.49 grams per tonne gold and 23 grams per tonne silver). Several holes were drilled in the Open Pit project area in splays and returned heap leach mining grade over significant interval widths. Picacho returned a 25.9-metre interval grading 6.4 grams per tonne gold equivalent in hole OG-321 (1.42 grams per tonne gold and 250 grams per tonne silver).

Table 3, summarizes the drilling results from exploration completed in the Open Pit project area in 2006. A total of 15 drill holes were completed, resulting in 71 intercepts above the 0.2 gram per tonne gold equivalent cut off grade for the Open Pit area.

Table 3: Newly Reported Drill Results from the Ocampo Open Pit Project Area
							Gold
Target	Hole	From	To	Interval	Gold	Silver	Equivalent
		(m)	(m)	(m)	(g/t)	(g/t)	(g/t)
Veta Libre System	OG-313	42.0	43.5	1.5	0.36	2	0.4
Veta Libre System	OG-316	332.8	336.0	3.2	0.30	2	0.3

Table 3: Newly Reported Drill Results from the Ocampo Open Pit Project Area continued...
							Gold
Target	Hole	From	To	Interval	Gold	Silver	Equivalent
		(m)	(m)	(m)	(g/t)	(g/t)	(g/t)
Refugio	OG-313	183.0	203.0	20.0	0.39	12	0.6
	OG-314	6.0	7.0	1.0	0.41	8	0.6
Refugio cymoide area	and	14.0	15.0	1.0	0.33	6	0.5
	and	20.0	34.0	14.0	0.65	23	1.1
	OG-319	0.0	13.0	13.0	0.60	22	1.0
Refugio cymoide area	and	27.0	28.0	1.0	0.61	2	0.7
	and	31.0	32.9	1.9	0.33	2	0.4
Refugio - Sta Teodora	OG-313	210.0	219.0	9.0	0.09	11	0.3
Refugio - Sta Teodora	OG-319	86.0	87.5	1.5	0.41	2	0.5
Sta Teodora	OG-314	149.5	151.0	1.5	0.27	20	0.7
	and	163.0	164.5	1.5	0.77	47	1.7
Plaza de Gallos	OG-316	371.0	376.5	5.5	0.53	14	0.8
	including	374.0	375.0	1.0	1.76	63	3.0
Candelaria System	OG-317	31.5	34.5	3.0	1.32	4	1.4
	and	55.0	60.0	5.0	0.24	14	0.5
Picacho	OG-321	35.0	36.5	1.5	0.96	57	2.1
	and	65.8	91.7	25.9	1.42	250	6.4
	including	65.8	87.2	21.4	1.64	289	7.4
	and	87.2	91.7	4.5	0.36	66	1.7
Picacho	OG-322	55.0	56.5	1.5	0.38	29	1.0
	and	90.0	93.0	3.0	1.16	14	1.4
	and	97.5	103.0	5.5	0.18	12	0.4
	and	106.0	107.0	1.0	0.18	13	0.4
	and	114.5	119.0	4.5	0.28	22	0.7
	and	123.5	125.0	1.5	0.28	7	0.4
	and	137.0	138.5	1.5	0.07	16	0.4
	and	158.0	159.5	1.5	0.25	19	0.6
	and	165.5	167.0	1.5	0.02	19	0.4
	and	177.5	185.0	7.5	0.34	4	0.4
San Ramon	OG-317	87.0	108.0	21.0	1.42	89	3.2
	including	91.4	95.5	4.1	6.05	376	13.6
	including	103.5	108.0	4.5	0.40	10	0.6
	and	113.5	117.0	3.5	0.21	22	0.6
San Ramon	OG-323	3.0	4.5	1.5	0.49	2	0.5
	and	39.0	62.0	23.0	0.68	32	1.3
	including	46.5	62.0	15.5	0.85	44	1.7
	including	60.0	61.0	1.0	1.78	146	4.7
	and	69.0	105.0	36.0	2.99	211	7.2
	including	81.0	83.0	2.0	32.33	2438	81.1
	including	96.0	100.0	4.0	6.85	437	15.6
	and	129.0	130.5	1.5	0.18	8	0.3
	and	135.0	136.5	1.5	0.80	66	2.1
	and	147.0	169.5	22.5	1.28	43	2.1
	including	147.0	152.0	5.0	2.48	108	4.6
	including	149.0	150.0	1.0	9.40	328	16.0
	including	157.5	163.0	5.5	2.80	53	3.9
	including	160.0	162.0	2.0	4.68	58	5.8

Table 3: Newly Reported Drill Results from the Ocampo Open Pit Project Area continued...
							Gold
Target	Hole	From	To	Interval	Gold	Silver	Equivalent
		(m)	(m)	(m)	(g/t)	(g/t)	(g/t)
San Ramon	OG-324	21.0	23.6	2.6	0.60	59	1.8
	and	29.6	30.6	1.0	0.46	40	1.3
	and	44.4	45.4	1.0	0.97	36	1.7
	and	48.4	50.4	2.0	0.51	11	0.7
	and	54.4	55.4	1.0	0.23	15	0.5
	and	69.5	72.8	3.3	0.64	78	2.2
	and	105.6	106.6	1.0	0.26	13	0.5
	and	109.9	113.9	4.0	0.21	12	0.4
	and	136.3	139.6	3.3	0.24	10	0.4
	and	143.6	146.6	3.0	0.30	10	0.5
	and	149.1	150.1	1.0	0.25	9	0.4
	and	169.9	187.4	17.5	0.51	39	1.3
	including	171.4	172.9	1.5	1.28	130	3.9
San Ramon	OG-328	80.9	90.3	9.4	0.63	98	2.6
	including	80.9	83.3	2.4	1.56	292	7.4
	and	95.3	96.3	1.0	0.23	14	0.5
	and	98.3	99.3	1.0	0.28	22	0.7
	and	103.3	104.3	1.0	0.62	55	1.7
	and	107.3	121.9	14.6	0.32	27	0.9
	and	132.0	133.0	1.0	0.24	13	0.5
	and	135.0	146.0	11.0	0.28	28	0.8
	and	168.0	171.0	3.0	0.32	2	0.4
	and	182.0	183.0	1.0	0.24	30	0.8
	and	193.0	194.5	1.5	0.14	19	0.5
San Ramon	OG-330	43.3	46.3	3.0	0.32	18	0.7
	and	49.3	52.6	3.3	0.20	10	0.4
	and	54.6	60.6	6.0	1.18	62	2.4
	including	55.6	57.6	2.0	3.07	141	5.9
	and	66.6	81.5	14.9	5.74	566	17.0
	including	76.0	78.5	2.5	31.91	3272	97.3
	and	92.0	117.0	25.0	0.59	27	1.1
	including	97.0	98.0	1.0	2.03	129	4.6
	including	101.0	104.0	3.0	1.90	59	3.1
	and	130.5	160.5	30.0	0.41	20	0.8
	including	159.0	160.5	1.5	2.23	130	4.8
San Ramon	OG-331	75.0	76.5	1.5	3.63	50	4.6
	and	118.0	119.5	1.5	0.46	2	0.5
	and	136.0	137.5	1.5	0.83	2	0.9
	and	152.0	153.0	1.0	0.49	2	0.5
San Ramon	OG-332	0.0	3.0	3.0	0.27	7	0.4
	and	6.0	9.0	3.0	0.48	18	0.8
	and	12.0	48.7	36.7	0.42	3	0.5
	including	12.0	15.0	3.0	0.34	5	0.4
	including	23.0	36.0	13.0	0.69	3	0.7
	including	31.0	35.0	4.0	1.08	2	1.1
	including	45.0	48.7	3.7	0.45	2	0.5

Gold equivalent values are calculated based on 50 grams of silver = 1 gram of gold using a gold price of US $600/oz and a silver price of US $12.00/oz.

About Gammon Lake

Gammon Lake Resources Inc. is a Nova Scotia based mineral exploration and mining Company with properties in Mexico. The Company's flagship Ocampo Project is now in commercial production and Gammon Lake is moving toward becoming a low-cost, mid-tier gold and silver producer in 2007. Gammon Lake remains 100% unhedged and is on schedule to produce in excess of 400,000 gold equivalent ounces (208,000 ounces of gold and 8.9-million ounces of silver) per year from the Company's Ocampo and El Cubo Mines.

The qualified person responsible for all technical data reported in this news release is John C. Thornton, Chief Operating Officer. Third party analytical work was performed by ALS Chemex of Vancouver and Florin Labs of Reno, Nevada, employing conventional fire assay analysis techniques. For further information please visit the Gammon Lake website at www.gammonlake.com or contact:

Bradley H. Langille	Jodi Eye
Chief Executive Officer	Investor Relations
Gammon Lake Resources Inc.	Gammon Lake Resources Inc.
902-468-0614	902-468-0614

Cautionary Statement

Cautionary Note to U.S. Investors - Under a Multi Jurisdictional Disclosure System (the "MJDS") adopted by the United States, Gammon Lake is permitted to prepare its mining disclosure in accordance with applicable Canadian securities laws. Consequently, this press release referred to herein, may contain disclosure that is different than, or in some cases not permitted by U.S. securities laws. For example, the United States Securities and Exchange Commission (the "SEC") permits U.S. mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. Under Canadian securities laws, Gammon Lake is permitted to use certain terms, such as "measured," "indicated," and "inferred" "resources," that the SEC guidelines strictly prohibit U.S. registered companies from including in their filings with the SEC. U.S. Investors are urged to consider closely the disclosure in Gammon Lake's Annual Report on Form 40-F (File No. 001-31739), which may be obtained from Gammon Lake, or from the SEC's website at http://www.sec.gov/edgar.shtml.

No stock exchange, securities commission or other regulatory authority has approved or disapproved the information contained herein.

This News Release includes certain "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995 and "forward-looking information" within the meaning of applicable Canadian securities legislation. All statements other than statements of historical fact, included in this release, including, without limitation, statements regarding the annualized production run rate at the Ocampo and El Cubo Mines, potential mineralization and reserves, exploration results, and future plans and objectives of Gammon Lake Resources, are forward-looking statements (or forward-looking information) that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from Gammon Lake's expectations include, among others, risks related to international operations, the actual results of current exploration activities, conclusions of economic evaluations and changes in project parameters as plans continue to be refined as well as future prices of gold and silver, as well as those factors discussed in the section entitled "Risk Factors" in Gammon Lake's Form 40-F and Annual Information Form as filed with the United States Securities and Exchange Commission. Although Gammon Lake has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated or intended.

There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. Gammon Lake does not undertake to update any forward-looking statements that are included herein, except in accordance with applicable securities laws.

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